Exhibit 23.1

The Board of Directors

IPC Holdings, Ltd

We consent to the use of our reports dated February 27, 2007, with respect to the consolidated balance sheets of IPC Holdings, Ltd and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, incorporated herein by reference.

KPMG
Chartered Accountants
Hamilton, Bermuda
February 6, 2008